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                             July 29, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Hospitality
PLC
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted July 8,
2022
                                                            CIK No. 0001909417

       Dear Mr. Museri:

              We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our
       April 15, 2022 letter.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-4 Submitted July 8, 2022

       May the Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?, page 17

   1. We note your response to comment 6 and your disclosure that the initial stockholders,
                                                        Selina and/or its
affiliates may purchase shares from public stockholders for the purpose of voting their shares
in favor of the business combination proposal. Please explain how such purchases would
comply with the requirements of Rule 14e-5 under the Exchange
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Hospitality PLC
Comapany
July       NameSelina Hospitality PLC
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
         Act. Refer to Tender Offer Rules and Schedules Compliance and
Disclosure
         Interpretation 166.01 for guidance.
Interests of BOA's Directors and Officers in the Business Combination, page 129

2. We note your response to comment 1. Please also include the current value of securities held by the sponsor, officers, directors and affiliates in this section of the filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Selina
Key Metrics, page 189

3.       Please address the following with respect to your key metrics:
             Expand on why you believe bedspaces provides a more meaningful basis for preparing your key metrics instead of actual beds. In that regard we note that although your metrics reflect a static capacity, actual capacity (i.e. beds) does not appear to remain static. Additionally, given that the product delivered to customers is a bed, tell us how you considered the need to also provide your metrics on a per bed basis.
             We note your measure of total bedspaces is inclusive of of spaces that may be temporarily out-of-order while occupancy excludes any temporarily out-of-order beds. Explain the apparent inconsistency and tell us why temporarily out-of-order spaces are excluded from occupancy.
             Given TRevPOB is calculated using occupancy, clarify for us whether the metric also excludes bedspaces that are temporarily out-of-order, and if so explain the rationale for excluding those temporarily out-of-order bedspaces.
             We note your measure of TrevPAB is labeled as annualized. Clarify for us what component of this metric is annualized.
Results of Operations, page 195

4. Please expand your discussion of year over year changes in operations to provide a more robust explanation for the variances. For example, we note your disclosure that the increase in revenues was due to partial recovery in global travel as well as the opening of new locations. Please expand your disclosure to quantify the impact of these factors.
Non-IFRS Financial Measures, page 198

5. We have considered your response to our prior comment 7. Please address the following with respect to your non-IFRS financial measures:
             Please confirm that your adjustment for rent payment includes the entire payment made under the lease. In that regard, we note your disclosure on page F-69 that the total lease payment due in less than one year as of 12/31/20 was approximately $34.7 million while the adjustment to your non-IFRS measures is approximately $24.8 million.
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Hospitality PLC
Comapany
July       NameSelina Hospitality PLC
     29, 2022
July 29,
Page  3 2022 Page 3
FirstName LastName

                Tell us what consideration you have given to disaggregating your adjustment for other non-recurring expenses given the significance of the amount to adjusted
              EBITDA and unit-level operating loss. In your response please provide us with a schedule detailing the costs included in this line item. Liquidity and Capital Resources, page 199

6. We note your disclosure that Selina believes that its cash on hand will be sufficient to meet its liquidity requirements for at least 12 months. We further note disclosure in
         Selina's financial statements discussing the substantial doubt about the company's ability to continue as a going concern. Please expand the disclosure in the liquidity section of
         Selina's MD&A to more fully discuss the substantial doubt about the entity's ability to continue as a going concern and management's plans to alleviate that concern.
PIPE Subscription Agreement, page 251

7. We note your response to comment 8. Please clarify whether the backstop agreement provides Bet on America LLC with the right, or option, to sell back the shares that it received in exchange for the backstop financing to Selina following the completion of the business combination.
Certain Material U.S. Federal Income Tax Considerations, page 261

8. We note your response to comment 9; however, your disclosure must clearly state what the material tax consequences are to investors. If the transaction is tax-free or so complex that investors would need to have the benefit of an expert's opinion to understand the tax consequences, please file a tax opinion. For guidance, see Staff Legal Bulletin No. 19,
         Section III.
General

9. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to
 Rafael Museri
FirstName  LastNameRafael Museri
Selina Hospitality PLC
Comapany
July       NameSelina Hospitality PLC
     29, 2022
July 29,
Page  4 2022 Page 4
FirstName LastName

         investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
10. We note your disclosure on page 118 that effective May 18, 2022, Selina and BofA
         Securities, Inc. mutually agreed to terminate their engagement and that BofA Securities has waived its fees under its financial advisor engagement letter and has informed Selina that BofA Securities will not be responsible for any portion of the proxy
         statement/prospectus. Please tell us whether BofA Securities was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by
Selina   s
         management and reviewed by the board of directors of BOA Acquisition Corp or the projected financial information of Selina. If BofA Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Selina and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
11. Please disclose whether BofA Securities assisted in the preparation or review of any
         materials reviewed by BOA Acquisition   s board of directors or
management as part of
         their services to Selina and whether BofA Securities has withdrawn its association with those materials and notified BOA Acquisition of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that
         BofA Securities    resignation indicates it is not willing to have the
liability associated with
         such work in this transaction.
12. Please provide us with any correspondence between BofA Securities and Selina relating to the firm's resignation.
13. Please provide us with the engagement letter between Selina and BofA Securities. Please disclose any ongoing obligations of Selina pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Selina in the registration statement.
14. Please provide us with a letter from BofA Securities stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If BofA
         Securities does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate
 Rafael Museri
Selina Hospitality PLC
July 29, 2022
Page 5
      that BofA Securities withdrew from its role as financial advisor and forfeited its fees, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees with management. Clarify whether BofA Securities performed substantially all the work to earn its fees.
15. We note your disclosure that BofA Securities has informed Selina that BofA Securities will not be responsible for any portion of the proxy statement/prospectus. Please also caution investors that they should not place any reliance on the fact that BofA Securities has been previously involved with the transaction.
16. Please discuss the potential impact on the transaction related to the resignation of BofA
      Securities. We note that BofA Securities has advised on the business combination transaction. If BofA Securities would have played a role in the closing, please revise to
      identify the party who will be filling the firm   s role.
17. We note your response to comment 11. Please file the April 4, 2022 interview as a Rule
      425 prospectus or advise.
       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameRafael Museri
                                                            Division of
Corporation Finance
Comapany NameSelina Hospitality PLC
                                                            Office of Real
Estate & Construction
July 29, 2022 Page 5
cc:       Ben Stein
FirstName LastName